NSAR ITEM 77C


Van Kampen American Capital U.S. Government Trust for Income



(a)  A Special Meeting of Shareholders was held on October 25, 1996.

(b)  The election of Trustees of Van Kampen American Capital U.S.
     Government Trust for Income (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                For  18,984,376             Against    306,432

     2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

                For  13,225,134             Against    426,447

     4)    For each AC Fund, to Ratify the Selection of Price
           Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                For  19,068,912             Against    233,791